

Mail Stop 3030

October 29, 2009

Via U.S. Mail and Facsimile

Mr. Claude Diedrick
President, Chief Executive Officer, and Chief Financial Officer
Quadra Projects Inc.
6130 Elton Avenue
Las Vegas, NV 89107

> **Re:** **Quadra Projects, Inc.**
> **Form 10-K for the Year Ended November 30, 2008**
> **Filed March 4, 2009**
> **Form 10-K/A for the Year Ended November 30, 2008**
> **Filed October 14, 2009**
> **File No. 000-53156**

Dear Mr. Diedrick:

     We have reviewed your response dated October 13, 2009 and amendment filed October 14, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Amendment No. 2 for the Fiscal Year Ended November 30, 2008

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm, page 22

1.   We note from your response to prior comment 1 that the date of the auditor's opinion was not changed based on your consideration of AU 711 and AU 530. However, we note that the restatement of the financial statements and the related disclosures in footnote 3 occurred on August 24, 2009, which is subsequent to the dates of the audit opinion. As the events of August 24, 2009 did not result in just disclosure but instead include the restatement of the financial statements, the guidance in AU 530.08 would not apply. Please have your auditor revise to comply with the guidance in AU 530.03-.05 or otherwise explain in detail how the current presentation complies with this guidance.

Item 9A(T). Controls and Procedures, page 35

2.   You state that your "disclosure controls and procedures were not effective for this purpose, except as noted below under 'Changes in Internal Controls.'" Additionally, we note your disclosures under "Changes in Internal Controls" that your disclosure controls and procedures are effective. Please further revise to address the following:

   •   Revise to include a single, clear and unqualified conclusion regarding your disclosure controls and procedures. For example, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are not effective except to the extent they are effective.

   •   If you believe that your disclosure controls and procedures were effective as of the end of the period, explain to us the basis for this conclusion in light of the restatements to the financial statements.

3.   We note in your response to prior comment 3 that you do not believe the company has a material weakness in its system of internal control, but that the error that caused the need for a restatement was the result of a misunderstanding on the part of the auditor. Giving appropriate consideration to Rules 2-01(b) and (c) of Regulation S-X, please explain to us in detail the nature of the misunderstanding on the part of the auditor that caused a misstatement in the company's financial statements.

4.   Notwithstanding the comment above, we note from your response to prior comment 3 that you do not believe you have a material weakness in your internal control over financial reporting. However, we note that in connection with the filing of the Form 10-K/A, management changed its conclusions with respect to its internal control over

financial reporting from effective (as indicated in the Form 10-K filed on March 4, 2009) to not effective. Please tell us and expand the disclosures to disclose the reason for the change in management's conclusions with respect to internal control over financial reporting. To the extent that you have identified any material weaknesses, include the disclosures requested in prior comment 3.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief